Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@ eversheds-sutherland.com

July 1, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Attention: Deborah O’Neal

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newtek Business Services Corp.
Preliminary Proxy Statement – PRE 14A (filed June 20, 2019)

Dear Mr. O’Neal:

On behalf of Newtek Business Services Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A, filed June 20, 2019. The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses.

1.	In each place it is used, please remove “on any given date” from the phrase “[s]ubject to the condition that the cumulative number of Common Shares sold on any given date does not exceed 20% of its then outstanding Common Shares immediately prior to each such sale . . .” to clarify the limitation on the shares that the Company would be authorized to sell below then current net asset value.

Response: In each place it is used, the Company has clarified the aforementioned phrase as follows: “Subject to the condition that the cumulative number of Common Shares issued and sold pursuant to such authority does not exceed 20% of the Company’s then outstanding Common Shares immediately prior to each such sale. . .”

2.	Please emphasize (by using bolded, italicized, or underlined font) the following phrase: “there will be no limit on the percentage below NAV at which our Common Shares may be sold in an offering by the Company under this Proposal 1.”

Response: The Company has emphasized the aforementioned phrase in bolded and underlined font.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus

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